SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2021

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

Kenon Notifies Investors of ZIM’s Announcement of Intention to Redeem Series 1 and Series 2 Notes

Singapore, April 22, 2021. Kenon Holdings Ltd. (NYSE:KEN, TASE:KEN) (“Kenon”) announces that ZIM Integrated Shipping Services, Ltd. (“ZIM”), an Israeli global container shipping company, in which Kenon has a 28% interest, has announced that it intends to perform a mandatory excess cash redemption of 100% of its Series 1 and Series 2 unsecured notes due 2023 for an aggregate amount of $352 million. This announcement is available on ZIM’s website and the website of the U.S. Securities and Exchange Commission (“SEC”) (http://www.sec.gov). These websites, and any information referenced therein, are not incorporated by reference herein.

Kenon does not undertake to notify investors of information published by ZIM and directs investors to ZIM’s website, and other announcements by ZIM and ZIM's filings with and submissions to the SEC for information published by ZIM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kenon Holdings Ltd.

Date: April 22, 2021	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer